Investor Relations
Mr. Wayne Musselman
Director
SAND Technology Inc.
514-939-3477

SAND Technology Announces Results for First Quarter Ended October 31, 2012

December 20, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB) today reported a net loss for the first quarter ended October 31, 2012 of $464,932 on revenues of $578,223.

The Company reported an operating loss, before foreign exchange, interest and earnings from discontinued operations, for the quarter ended October 31, 2012 of $449,696 compared with an operating loss, before foreign exchange, interest and earnings from discontinued operations of $1,266,227 for the quarter ended October 31, 2011.

During the quarter ended October 31, 2011 the Company generated a net income of $6,769,278 which included a gain of $8,571,967 on the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation realized in October 2011.

All figures are in Canadian dollars.

As previously announced, the Company’s Board of Directors has taken steps to reduce the Company’s current cost of operations as it continues to evaluate its strategic options, with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

About SAND Technology

SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND Technology has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

www.sand.com

Caution Concerning Forward-Looking Statements

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward-looking information” under Canadian securities legislation (collectively, “forward-looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The following financial information is expressed in Canadian dollars and should be read in conjunction with the unaudited condensed consolidated financial statements of the Company for the three-month periods ended October 31, 2012 and 2011 and the notes thereto which are presented in accordance with International Financial Reporting Standards ("IFRS").

www.sand.com

Results of Operations

	Three months ended
	October 31,	October 31,
	2012	2011

Revenue	$578,223	$600,341
Cost of sales and product support	115,619	250,011
Gross profit	462,604	350,330
Operating expenses
Research and development costs, net	246,920	320,002
Selling, general and administrative	665,380	1,296,555
	912,300	1,616,557
Operating loss	(449,696)	(1,266,227)
Net finance expense	53,785	599,384
Loss from continuing operations	(503,481)	(1,865,611)
Gain on sale of discontinued operations	-	8,571,967
Earnings from discontinued operations, net of tax	-	62,922
Net income before income taxes	(503,481)	6,769,278
Income tax recovery	38,549	-
Net income (loss) and comprehensive income (loss)	$(464,932)	$6,769,278
Basic income (loss) per share	$(0.02)	$0.35
Basic weighted average number of common shares	19,637,636	19,283,636

	As at
	October 31,	July 31
Financial Position	2012	2012
Cash	$435,014	$811,655
Working Capital	478,842	97,140
Total assets	2,575,712	3,212,678
Total liabilities	2,976,613	3,148,647
Shareholders' equity (deficiency)	(400,901)	64,031

www.sand.com